

February 3, 2012

Via E-mail
William L. Wall
Chief Financial Officer
First South Bancorp, Inc.
1311 Carolina Avenue
Washington, North Carolina 27889

> **Re:** **First South Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 7, 2011**
> **File No. 000-22219**

Dear Mr. Wall:

      We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Lending Activities

Nonperforming Loans and Other Problem Assets, pages 10 – 12

1. We note your response to comment number 2 and Exhibit B. Please confirm that you will present all the information pursuant to ASC 310-10-55-9 regarding the Age Analysis of Past Due Loans and Leases in the notes to the financial statements.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 1. Financial Statements

Notes to the Financial Statements

Note 6. Loans Receivable, pages 10

2. We read your response to comment number 16. We understand that certain loans may be redesignated after the year in which the restructuring took place, if you meet the criteria in ASC 310-40-50-2. Please tell us in sufficient detail, and expand your disclosure in future filings, how you met conditions (a) and (b) of the aforementioned guidance.

3. Although certain loans may meet the criteria to be redesignated and are no longer called TDRs, please confirm that you continue to measure loan impairment on the contractual terms specified by the original loan agreement in accordance with ASC 310-10-35-20 through 35-26 and 310-10-35-37.

4. Please provide us with, and expand your future filings to include, a roll forward of the activity within your performing and non-performing TDR loans for each period presented. Your roll forward should include, but not be limited to, additions to TDRs, amounts paid-off, amounts redesignated, amounts charged-off, etc.

5. We note your presentation of impaired loans on page 14, however it is not clear from your disclosure whether or not the table includes your TDR loans. Please advise, and expand your future filings to clarify and quantify the amount of TDRs included in your impaired loan disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief